CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form N-14 of our report dated July 29, 2026, relating to the financial statements and financial highlights of Twin Oak Active Opportunities ETF and Twin Oak Short Horizon Absolute Return ETF, each a series of Manager Directed Portfolios, which are included in Form N-CSR for the year ended May 31, 2026, and to the references to our firm under the headings “Common Questions and Answers about the Proposed Reorganizations”, “Service Providers”, “Independent Registered Public Accounting Firm” and “Appendix C- Financial Highlights” in the Combined Proxy Statement and Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information.

/s/ Cohen & Company, Ltd.

COHEN & COMPANY, LTD.

Philadelphia, Pennsylvania

November 3, 2026